EXHIBIT 3.3

AMENDED AND RESTATED AGREEMENT

OF

LIMITED PARTNERSHIP

OF

APPLIED PETROLEUM TECHNOLOGIES LTD.

THIS AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP, dated as of May 1, 1995, is entered into and executed by APT Interests Inc., a Texas Corporation (“APT Interests”), as General Partner and Southguard Corporation, a Texas corporation (“Southguard”), as Limited Partner.

ARTICLE I

ORGANIZATIONAL MATTERS

1.1 Formation. Subject to the provisions of this Agreement, the General Partner and the Limited Partner have formed the Partnership as a limited partnership pursuant to the provisions of the Texas Act. The General Partner and the Limited Partner hereby enter into this Agreement to set forth the rights and obligations of the Partners and certain matters related thereto. Except as expressly provided herein to the contrary, the rights and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Texas Act.

1.2 Name. The name of the Partnership shall be Applied Petroleum Technologies Ltd. The business of the Partnership may be conducted under any other name or names deemed advisable by the General Partner.

1.3 Principal Office; Registered Office.

(a) The principal office of the Partnership shall be at 4433 Baldwin Boulevard, Corpus Christi, Texas 78408 or such other place as the General Partner may from time to time designate. The Partnership may maintain offices at such other places as the General Partner deems advisable.

(b) The address of the Partnership’s registered office in the State of Texas shall be 4433 Baldwin Boulevard, Corpus Christi, Texas 78408, and the name of the Partnership’s registered agent for service of process at such address shall be Sam L. Susser.

1.4 Term. The Partnership shall continue in existence until the close of Partnership business on December 31, 2050.

1.5 Organizational Certificate. A Certificate of Limited Partnership of the Partnership has been or will be filed with the Secretary of State of the State of Texas as required by the Texas Act. The General Partner shall cause to be filed such other certificates or documents as may be required for the formation, operation and qualification of a limited partnership in the State of Texas and any state in which the Partnership may elect to do business. The General Partner shall thereafter file any necessary amendments to the Certificate of Limited

Partnership and any such other certificates and documents and do all things requisite to the maintenance of the Partnership as a limited partnership (or as a partnership in which the Limited Partners have limited liability) under the laws of Texas and any state or jurisdiction in which the Partnership may elect to do business.

ARTICLE II

DEFINITIONS

Unless otherwise clearly indicated to the contrary, the following definitions shall apply to the terms used in this Agreement for all purposes.

“Adjusted Capital Account Balance” means, with respect to the General Partner, the balance in the General Partner’s Capital Account as of the end of the relevant taxable year, and with respect to the Limited Partner, the balance in the Limited Partner’s Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments:

(i) increase such Capital Account by any amounts which such Partner is obligated to restore pursuant to this Agreement or deemed obligated to restore under any relevant provision of the Allocation Regulations; and

(ii) decrease such Capital Account by the amount of any items described in Treas. Reg. §§1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6).

In respect of the Limited Partner, the foregoing definition of Adjusted Capital Account Balance is intended to comply with the provisions of Treas. Reg. §1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Affiliate” means any Person that directly or indirectly controls, is controlled by or is under common control with the Person in question. As used in this definition, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Agreed Value” means with respect to any property contributed to the Partnership, the fair market value of such property at the time of its contribution to the Partnership as agreed to in writing by the Partners.

“Allocation Regulations” means Treas. Reg. §§1.704-1(b), 1.704-2, and 1.704-3, as such regulations may be amended and in effect from time to time and any corresponding provisions of succeeding regulations.

“Available Cash” means, at the time of determination, all Partnership receipts derived from the conduct of the Partnership’s business (excluding Capital Contributions, loans by the Partners to the Partnership, and proceeds from the sale of all or substantially all of the Partnership’s assets) reduced by (i) such amount as is necessary to pay the current operating expenses and debt service of the Partnership, and (ii) such reserves for the reasonable needs of the Partnership’s business as the General Partner shall determine, in its sole discretion.

“Capital Account” means the capital account maintained for a Partner pursuant to Section 4.2 hereof.

“Capital Contribution” of any Partner means the cash or other property actually contributed to the Partnership by such Partner; provided, however, that a Partner shall not be treated as having made a Capital Contribution with respect to a promissory note except and to the extent that principal payments on such Promissory Note are made by such Partner or deemed made by such Partner as provided in this Agreement.

“Carrying Value” means (a) with respect to any Partnership asset other than a Contributed Property, the adjusted basis of such property for federal income tax purposes as of the time of determination, and (b) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all book depreciation and book cost recovery deductions charged to the Partners’ Capital Accounts pursuant to Section 4.2 hereof with respect to such property as of the time of determination.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership filed with the Secretary of State of the State of Texas as described in the first sentence of Section 1.5 hereof, as amended or restated from time to time.

“Contributed Property” means any property contributed to the Partnership by a Partner with an Agreed Value that differs from its adjusted tax basis.

“General Partner” means APT Interests and any successor general partner.

“General Partner’s Borrowing Rate” means the rate of interest at which the General Partner borrows funds from third party lenders as determined by the General Partner, but in no event to exceed the General Partner’s highest interest cost of borrowing funds from a third party (including points or other financing charges or fees) during any applicable period for which interest is computed.

“Indemnitee” means the General Partner and its Control Persons, agents, and any Person who is or was serving at the request of the Partnership acting through the General Partner as director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

“Limited Partner” means Southguard.

“Net Income” means, for any taxable period, the excess, if any, of the Partnership’s items of income and gain over the Partnership’s items of loss and deduction for such taxable period, as such items are determined in accordance with the principles set forth in Section 4.2(c) hereof, after taking into account the allocations provided in Section 5.2.

“Net Loss” means, for any taxable period the excess, if any, of the Partnership’s items of loss and deduction over the Partnership’s items of income and gain for such taxable period, as such items are determined in accordance with the principles set forth in Section 4.2(c) hereof, after taking into account the allocations provided in Section 5.2.

“Partner” means the General Partner or any Limited Partner.

“Partnership” means Applied Petroleum Technologies Ltd., a Texas limited partnership.

“Partnership Interest” means the entire interest of any Partner in the Partnership.

“Percentage Interest” means with respect to the General Partner, 1.0%, and with respect to the Limited Partner, 99.0%.

“Texas Act” means the Texas Revised Limited Partnership Act, as amended from time to time, and any successor to such Act.

ARTICLE III

PURPOSE

The purpose and business of the Partnership shall be to own and operate a business involving the environmental remediation of underground petroleum storage facilities, and subject to the consent of the Limited Partner, to engage in any other lawful activity for which limited partnerships may be organized under the Texas Act

ARTICLE IV

CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

4.1 Capital Contributions.

(a) General Partner. As its Capital Contribution, the General Partner has contributed cash to the Partnership in the amount agreed to by the Partners. Except as provided in this Article IV and in Article XIII, the General Partner shall not be required to make any other Capital Contributions to the Partnership.

(b) Limited Partner. As its Capital Contribution, the Limited Partner shall contribute the Southguard Assets to the Partnership. Except as provided in this Article IV, the Limited Partner shall not be required to make any other Capital Contributions to the Partnership.

4.2 Capital Accounts.

(a) In General. A separate Capital Account shall be established and maintained for each Partner in accordance with Treas. Reg. § 1.704-1(b)(2)(iv). A Partner’s Capital Account (a) shall be credited with (i) the amount of any Capital Contribution made by or on behalf of such Partner in cash, (ii) the fair market value (net of liabilities that the Partnership is considered to assume or take subject to under Code Section 752) of any Capital Contribution made by or on behalf of such Partner in property other than cash, and (iii) allocations to such

Partner of Net Income and other items of income or gain pursuant to Article V hereof and any other item required to be credited for proper maintenance of capital accounts by the Treasury Regulations under Section 704(b) of the Code, and (b) a Partner’s Capital Account shall be debited with (i) the amount of any cash and the fair market value of property distributed to such Partner (net of liabilities that such Partner is considered to assume or take subject to under Code Section 752), (ii) allocations to such Partner of Net Loss and other items of deduction and loss pursuant to Article V hereof and any other item required to be debited for proper maintenance for proper maintenance of capital accounts by the Treasury Regulations under Section 704(b) of the Code, and (iii) allocations to such Partner of any expenditures of the Partnership described in Code Section 705(a)(2)(B), including any nondeductible taxes paid by the Partnership.

(b) Distribution of Property. If any property other than cash is distributed to a Partner, the Capital Accounts of the Partners shall be adjusted effective immediately before such distribution is made (to the extent not reflected previously in the Capital Accounts) to reflect the manner in which Net Income or Net Loss would have been allocated among the Partners under Section 5.1 if the property had been sold by the Partnership for a price equal to its fair market value on the date of distribution.

(c) Operational Rules. For purposes of computing the amount of any item of income, gain, deduction or loss to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for this purpose) subject to such adjustments or other methodologies as may be permitted or required by the Allocation Regulations. The Capital Accounts of the Partners shall be maintained and adjusted in accordance with and as provided in the Allocation Regulations as interpreted and applied in the discretion of the General Partner.

4.3 Interest. No interest shall be paid by the Partnership on Capital Contributions or on balances in Capital Accounts.

4.4 No Withdrawal. No Partner shall be entitled to withdraw any part of his Capital Contribution or his Capital Account or to receive any distribution from the Partnership, except as provided in Section 5.4 hereof and Article XIII.

4.5 Loans from Partners. Loans from a Partner to the Partnership shall not be considered Capital Contributions. The General Partner may make advances to provide working capital to the Partnership as the General Partner shall deem necessary for the operation of the Partnership’s business. The General Partner shall not be obligated, however, to make any such advances. Such advances shall be considered loans to the Partnership and shall bear interest until repaid at the General Partner’s Borrowing Rate.

4.6 Limited Partner Negative Capital Account Balances. A negative capital account balance of the Limited Partner shall not be considered an asset of the Partnership at any time, and the Limited Partner shall not be obligated to restore any negative balance in its Capital Account.

ARTICLE V

ALLOCATIONS AND DISTRIBUTIONS

5.1 Allocation of Net Income or Net Loss. For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, Net Income or Net Loss for any taxable year (or portion thereof) shall be allocated among the Partners as follows:

(a) Net Income. After giving effect to the allocations provided in Section 5.1(c):

(i) Net Income shall first be allocated to the General Partner until the aggregate Net Income allocated to the General Partner pursuant to this Section 5.1(a)(i) for the current and all prior years equals the aggregate amount of Net Loss allocated to the General Partner pursuant to Section 5.1(b)(ii) for all prior years; and

(ii) Net Income shall thereafter be allocated among the Partners in accordance with their respective Percentage Interests.

(b) Net Loss. After giving effect to the allocations provided in Section 5.1(c):

(i) Net Loss shall be allocated between the Partners in proportion to each such Partner’s Adjusted Capital Account Balance until their Adjusted Capital Account Balances have been reduced to zero; and

(ii) Any remaining Net Loss shall be allocated solely to the General Partner.

5.2 Mandatory Allocations. Prior to any allocation of Net Income or Net Loss, the following mandatory allocations shall be made:

(a) Qualified Income Offset. Except as provided in Section 5.1(d)(ii) hereof, in the event that the Limited Partner unexpectedly receives any adjustments, allocations or distributions described in Treas. Reg. §§1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6) which causes or increases a deficit in the Limited Partner’s Adjusted Capital Account Balance, items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Allocation Regulations, any such deficit balance created or increased by such adjustments, allocations of distributions as quickly as possible.

(b) Nonrecourse Debt Allocations. Notwithstanding any other provision of this Section 5.1, each Partner shall be allocated items of Partnership income and gain in each taxable year as necessary, in the General Partner’s discretion, to comply with the Allocation Regulations relating to nonrecourse debt and partner nonrecourse debt as those terms are defined by the Allocation Regulations.

(i) Gross Income Allocations. In the event that the Limited Partner has a deficit in its Adjusted Capital Account Balance, such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such deficit as quickly as possible.

(ii) Curative Allocations. The special allocations set forth in Section 5.1(b)(i), (ii) and (iii) (the “Regulatory Allocations”) are intended to comply with the Allocation Regulations. Notwithstanding any other provisions of this Section 5.1, the Regulatory Allocations shall be taken into account in allocating Net Income, Net Loss and other items of income, gain, loss and deduction among the Partners such that, to the extent possible, the net amount of such allocations of Net Income, Net Loss and other items and the Regulatory Allocations to each Partner shall be equal to the net amount that would have been allocated to each Partner if the Regulatory Allocations had not occurred.

5.3 Compliance with Section 704(c). The Partners understand that Section 704(c) of the Code requires that the income, gain, loss, and deduction with respect to any Contributed Property must be allocated among the partners in a manner that takes into account the difference between the property’s adjusted tax basis and fair market value at the time of contribution. Accordingly, notwithstanding any other provision of this Agreement to the contrary, the Partners hereby agree that their distributive shares of such items shall be separately determined for federal income tax purposes and allocated between them in accordance with Section 704(c) of the Code and the Treasury Regulations thereunder. Subject to the approval of the Limited Partner, the General Partner shall determine the allocation method (or methods) that will be used by the Partnership to comply with Section 704(c).

5.4 Distributions of Available Cash Flow. Except as provided in Section 13.3 hereof, from time to time, but no less often than once during each calendar quarter, the General Partner, in its sole discretion, shall determine whether to distribute Available Cash to the Partners; provided that the General Partner shall be required to distribute Available Cash to the extent that such funds are needed by the Limited Partner (or any person which owns an interest in the Limited Partner) to satisfy any federal, state or local tax liability attributable to the Partnership. Any distribution of Available Cash shall be distributed among the Partners in accordance with their respective Percentage Interests.

ARTICLE VI

MANAGEMENT AND OPERATION OF BUSINESS

6.1 Management. The General Partner shall conduct, direct and exercise full control over all activities of the Partnership. Except as otherwise expressly provided herein, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and the Limited Partner shall not have any right of control or management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the General Partner under any other provision of this Agreement, the General Partner shall have full power and authority to do all things deemed necessary or desirable by it to conduct the business of the Partnership, including, without limitation:

(i) To employ, retain, or otherwise secure or enter into contracts with personnel or firms to assist in the management and operation of the Partnership’s business, all on such terms and for such consideration as the General Partner deems advisable;

(iii) To maintain insurance for the benefit of the Partnership and the Partners as it deems necessary; and

(viii) Take any and all other action which is permitted under the Texas Act and which is customary or reasonably related to the ownership and operation of the Partnership’s business.

The participation by the General Partner in any agreement authorized or permitted hereunder shall not constitute a breach by the General Partner of any duty that it may owe the Partnership or the Limited Partners hereunder or under applicable law.

6.2 Reliance by Third Parties. Notwithstanding any other provision of this Agreement, purchaser, including any purchaser of property from the Partnership or any other Person dealing with the Partnership, shall be required to look to the application of proceeds hereunder or to verify any representation by the General Partner as to the extent of the interest in the assets of the Partnership that the General Partner is entitled to encumber, sell, or otherwise use. Any such lender or purchaser shall be entitled to rely exclusively on the representations of the General Partner as to its authority to enter into such financing or sale arrangements and shall be entitled to deal with the General Partner as if it were the sole party in interest therein, both legally and beneficially. Except for any fraudulent or illegal conduct on the part of any lender, purchaser or other person, the Limited Partner and any assignee hereby waives any and all defenses or other remedies that may be available against such lender, purchaser or other Person to contest, negate or disaffirm any action of the General Partner in connection with any such sale or financing. In no event shall any Person dealing with the General Partner or its representative with respect to any business or property of the Partnership be obligated to ascertain that the terms hereof have been complied with, or to inquire into the necessity or expedience of any act or action of the General Partner or its representative. Each contract, agreement, deed, mortgage, security agreement, promissory note or other instrument or document executed by the General Partner or its representative with respect to any business or property of the Partnership shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery thereof this Agreement was in full force and effect, (b) such instrument or document was duly executed in accordance with the terms and provisions of this Agreement and is binding upon the Partnership and (c) the General Partner or its representative was duly authorized and empowered to execute and deliver any and every such instrument or document for and on behalf of the Partnership.

6.3 Compensation and Reimbursement of General Partner.

(a) Compensation. The General Partner shall not be provided with any fee or other compensation in addition to that provided through its interest in the Partnership.

(b) Reimbursement. The General Partner shall be reimbursed for any expenses, disbursements, and advances incurred, or made by the General Partner in connection with the organization, start-up and the initial operation of the Partnership, and the qualification of the Partnership to do business. The General Partner shall be reimbursed on a monthly basis for all direct expenses it incurs or makes on behalf of the Partnership (including amounts paid to any Person to perform services for the Partnership) and all, indirect expenses that it incurs on behalf of the Partnership, including that portion of the General Partner’s accounting costs and expenses, telephone, secretarial, travel and entertainment expenses, interest expenses, office rent and other office expenses, salaries and other compensation expenses of employees, officers and directors, other administrative expenses and other expenses that are allocable to the Partnership.

6.4 Outside Activities. The General Partner may acquire any assets and enter into or conduct any business or activity, in addition to the assets acquired by it and/or business conducted by it in connection with the performance by it of the terms of this Agreement.

6.5 Indemnification. The Partnership shall indemnify and hold harmless each Indemnitee as follows:

(a) In any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, to which an Indemnitee was or is a party or is threatened to be made a party by reason of the fact that such Indemnitee is or was the General Partner, a director, officer, employee or agent of the General Partner, or a Person serving at the request of the Partnership or the General Partner in another entity in a similar capacity, involving an alleged cause of action arising from the activities of such Indemnitee under this Agreement or from the management of the affairs of the Partnership, or which relates to the Partnership, its property, business or affairs, the Partnership shall indemnify such Indemnitee against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by such Indemnitee in connection with the defense or settlement of such action, suit or proceeding, if such Indemnitee acted in good faith and in a manner reasonably believed by such Indemnitee to be in or not opposed to the best interests of the Partnership; provided that the Indemnitee’s conduct shall not have constituted gross negligence or willful or wanton misconduct. The termination of a proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that an Indemnitee did not act in good faith and in a manner reasonably believed by such Indemnitee to be in or not opposed to the best interests of the Partnership. The Partnership shall also provide such indemnification in any action, suit or proceeding by or in the right of the Partnership to procure a judgment in its favor; provided that if in such action, suit or proceeding the Indemnitee shall have been adjudged to be liable for gross negligence or willful or wanton misconduct, such indemnification shall be provided only if, and only to the extent that, the court in which such action, suit or proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper.

(b) Expenses (including attorneys’ fees and expenses) incurred in defending any action, suit or proceeding subject to Section 6.5(a) shall be paid by the Partnership in advance of the final disposition of such proceeding upon receipt of an undertaking (which need not be secured) by or on behalf of the Indemnitee to repay such amount if it shall ultimately be determined, by a court of competent jurisdiction or otherwise, that the Indemnitee is not entitled to be indemnified by the Partnership as authorized hereunder.

(c) Any indemnification under Section 6.5(a), unless ordered by a court, shall be made by the Partnership only as authorized in the specific case and only upon a determination that indemnification of an Indemnitee is proper in the circumstances because such Indemnitee has met the applicable standard of conduct set forth in Section 6.5(a). Such determination shall be made (i) by a majority vote of a quorum of directors of the General Partner who at the time of the vote are not named defendants or respondents in the proceeding or (ii) if such a quorum cannot be obtained, by a majority vote of a committee of the board of directors of the General Partner, designated to act in the matter by a majority vote of all directors, consisting solely of two or more directors who at the time of the vote are not named defendants or respondents in the proceeding, or (iii) by special legal counsel selected by the board of directors or a committee thereof by vote as set forth in clause (i) or (ii), or, if such a vote cannot be obtained, selected by a majority vote of all directors of the General Partner. Any such indemnification shall be made only from the assets of the Partnership.

(d) The indemnification provided by this Section 6.5 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement or vote of the Partners, as a matter of law or otherwise, both as to action in the Indemnitee’s capacity as the General Partner, a director, officer, employee or agent of the General Partner or a Person serving at the request of the Partnership and to action in another capacity. Such indemnification shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns, administrators and personal representatives of such Indemnitee.

(e) The Partnership may purchase and maintain insurance on behalf of any one or more Indemnitees and other Persons as the General Partner shall determine against any liability that may be asserted against or expense that may be incurred by such Person in connection, with the activities of the Partnership, whether or not the Partnership would have the power to indemnify such Person against such liability hereunder.

(f) An Indemnitee shall not be denied indemnification in whole or in part under this Section 6.5 because the Indemnitee had an interest in the transaction with respect to which indemnification applies if the transaction was otherwise permitted by the terms hereof.

(g) The provisions of this Section 6.5 are for the benefit of the Indemnitees and their heirs, successors, assigns, administrators and personal representatives and shall not be deemed to create any rights for the benefit of any other Persons.

6.6 Liability of General Partner. The General Partner shall not be liable to the Partnership or the Limited Partner for any act, or failure to act, or for any loss, cost or damage, or for any adverse tax consequences except as proximately caused by (a) the breach of the General Partner’s duty to separately account for, hold, and invest Partnership revenues for the sole benefit of the Partners, or (b) the gross negligence or willful or wanton misconduct of the General Partner. Neither the General Partner nor its shareholders, directors, officers, employees or agents shall be liable to the Partnership, the Limited Partner, assignees or otherwise, for errors in judgment or for any acts or omissions, made, taken or omitted in good faith and that the General Partner or its shareholders, directors, officers, employees or agents reasonably believed were in or not opposed to the best interests of the Partnership, unless such errors in judgment, acts or omissions constitute gross negligence or willful or wanton misconduct. The General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner with due care.

6.7 Resolution of Conflicts of Interest. Unless otherwise expressly provided herein, (i) whenever a conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership or the Limited Partner, on the other hand, or (ii) whenever this Agreement or any other agreement contemplated herein provides that the General Partner shall act in a manner that is, or provide terms that are, fair and reasonable to the Partnership or the Limited Partner, the General Partner shall resolve such conflict of interest, take such action or provide such terms considering, in each case, the relative interests of each party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interests, any customary or accepted industry practices and any applicable generally accepted accounting principles. In the absence of bad faith by the General Partner, the resolution, action or terms so made, taken or provided by the General Partner shall not constitute a breach of this Agreement or any other agreement contemplated herein or a breach of any standard of care or duty imposed herein or therein or under the Texas Act or any other applicable law, rule or regulation.

6.8 Other Matters Concerning General Partner.

(a) General Partner Discretion. Whenever in this Agreement or any other agreement contemplated herein the General Partner is permitted or required to make a decision (i) in its “discretion” or “sole discretion”, with “complete discretion” or under a grant of similar authority or latitude, the General Partner shall be entitled to consider only such interests and factors as it desires and shall have no duty or obligation to consider any interest of or factors affecting the Limited Partner so long as the General Partner acts in good faith and in a manner which it reasonably believes is in or not opposed to the best interest of the Partnership, or (ii) in its “good faith” or under another express standard, the General Partner shall be subject to only such express standard and shall not be subject to any other or different standards imposed by this Agreement or any other agreement contemplated herein. The Limited Partner hereby agrees that any standard of care or duty imposed in this Agreement or any other agreement contemplated herein or under the Texas Act or any other applicable law, rule or regulation shall be modified, waived or limited in each case as required to permit the General Partner to act under this Agreement or any other agreement contemplated herein and to make any decision pursuant to the authority prescribed in this Section 6.8(a) so long as such action or decision does not constitute gross negligence or willful or wanton misconduct and is reasonably believed by the General Partner to be consistent with the overall purposes of the Partnership.

(b) Reliance on Others. The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument,

opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by them to be genuine and to have been signed or presented by the proper party or parties.

(c) Experts. The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by them. The opinion of such Persons as to matters which the General Partner believes to be within such Person’s professional or expert competence shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by the General Partner in good faith and in accordance with such opinion.

ARTICLE VII

RIGHT’S AND OBLIGATIONS OF LIMITED PARTNERS

7.1 Limitation of Liability. The Limited Partners shall have no liability under this Agreement except as provided herein or by the Texas Act.

7.2 Management of Business. The Limited Partner shall take part in the operation, management or control (within the meaning of the Texas Act) of the business of the Partnership, shall transact any business in the name of the Partnership, or shall have the power to sign documents for or otherwise bind the Partnership.

7.3 Return of Capital. The Limited Partner shall not be entitled to the withdrawal or return of his Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for herein.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTING

8.1 Books and Records; Right to Audit. The Partnership shall keep, at the principal office of the Partnership, and make available to the Limited Partner, or its designated agent, at any time during normal business hours in that office, within five (5) days after written request by the Limited Partner, books of account and other Partnership records. The copying by the Limited Partner, or its designated agent, of any part or all of such records, at the personal expense of that Partner is specifically authorized. The Limited Partner, or its designated agent, shall have the right to monitor and audit the operation of the Partnership. Any expense incurred by the Limited Partner or its designated agent in connection with the inspection of the Partnership’s books or records or in connection with monitoring or auditing the operation of the Partnership shall be borne by the Limited Partner or such agent and not the Partnership.

8.2 Annual Report. Within not more than one-hundred twenty (120) days after the close of each calendar year of the Partnership, if requested by the Limited Partner, the General Partner shall furnish to Limited Partner a year-end balance sheet for the Partnership and a full and detailed financial report on the business operations of the Partnership for and during the entire preceding year which financial information shall be audited by a major national accounting firm selected by the General Partner. The General Partner shall furnish to the Limited Partner any additional information needed or necessary to complete its federal and state income tax returns, including statements of the net distributable income or loss of such Partner from the operation of the Partnership. All of the above duties and services to be performed by the General Partner shall be deemed an expense of the Partnership.

8.3 Partnership Bank Account. The General Partner shall receive all moneys of the Partnership and shall deposit the same in one or more Partnership bank accounts. All expenditures on behalf of the Partnership shall be made by checks drawn against the Partnership bank account.

8.4 Fiscal Year. The fiscal year of the Partnership shall end on the Sunday closest to December 31 of the calendar year and the succeeding fiscal year shall commence on the Monday immediately following such date.

8.5 Other Information. The General Partner may release such information concerning the operations of the Partnership to such sources as is customary in the industry or required by law or regulation of any regulatory body.

8.6 Meetings. If requested by any Partner, at least once each calendar year, the Partnership shall hold a meeting of the Partners to review and discuss the financial condition and business operations of the Partnership during the preceding calendar quarter.

ARTICLE IX

TAX MATTERS

9.1 Preparation of Tax Returns. Based on the advice of its tax advisor, the General Partner shall arrange for the preparation and timely filing of all returns of Partnership income, gain, deduction, loss and other items necessary for federal and state income tax purposes and shall use all reasonable efforts to furnish to Limited Partner within one hundred twenty (120) days of the close of the taxable year the tax information reasonably required for federal and state income tax reporting purposes which information shall be reviewed by the Partnership’s accountant. The taxable year of the Partnership shall be its fiscal year.

9.2 Tax Elections. Unless otherwise directed by the Limited Partner, the General Partner shall determine, in its discretion, whether to make any available election for tax purposes (including the elections under Section 168 of the Code).

9.3 Tax Controversies. Subject to the provisions hereof, the General Partner shall be the “tax matters partner” (as defined in Section 6231 of the Code) and shall be authorized and required to represent the Partnership (at the expense of the Partnership) in connection with all examinations of the affairs of the Partnership by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. The Limited Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

9.4 Organizational Expenses. The Partnership shall elect to deduct expenses incurred in organizing the Partnership ratably over a 60-month period as provided in Section 709 of the Code.

9.5 Taxation as a Partnership. No election shall be made by the Partnership or any Partner for the Partnership to be excluded from the application of any of the provisions of Subchapter K, Chapter 1 of Subtitle A of the Code or from any similar provisions of any state tax laws.

ARTICLE X

TRANSFER OF INTERESTS

10.1 Transfer.

(a) The term “transfer”, when used in this Article X with respect to a Partnership Interest, shall be deemed to refer to a transaction by which the General Partner assigns its Partnership Interest as the General Partner to another Person or by which the Limited Partner assigns its Partnership Interest to another Person and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange and any other disposition.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article X. Any transfer or purported transfer of any Partnership Interest not made in accordance with this Article X shall be null and void.

10.2 Transfer of Interest of General Partner.

(a) Except as provided in Section 10.2(b) hereof, the General Partner may not transfer all or any part of its Partnership Interest unless the Limited Partner consents to such transfer.

(b) Nothing in this Section 10.2 nor any other provision of this Agreement shall be construed to prevent and the Limited Partner hereby expressly consents to (i) the mortgage, pledge or assignment by the General Partner of its Partnership Interest as General Partner to any bank or other creditor of the Partnership to secure debt or other obligations of the Partnership to any such bank or creditor, and (ii) the enforcement (through foreclosure sale or otherwise) of any security interest in the Partnership Interest of the General Partner as General Partner pursuant to any such mortgage, pledge or assignment. Notwithstanding anything to the contrary in this Agreement or the Texas Act, prior to the foreclosure or other sale of the General Partner’s Partnership Interest as General Partner incident to enforcement of a security interest in such Partnership Interest, the mortgage, pledge or assignment by the General Partner of its Partnership Interest as a General Partner to any bank or other creditor of the Partnership to secure debt or other obligations of the Partnership to any such bank or creditor shall be deemed not to be an assignment of all of the General Partner’s rights as General Partner of the Partnership.

10.3 Transfer of Interest of Limited Partner.

(a) Except as provided in Section 10.3(b) hereof, the Limited Partner may not transfer all or any part of its Partnership Interest unless the General Partner, in its sole discretion, consents to such transfer.

(b) Notwithstanding the foregoing, nothing herein shall be construed to prevent and the General Partner hereby expressly consents to the mortgage or pledge by the Limited Partner of its Partnership Interest to any bank or other creditor of the Partnership to secure debt or other obligations of the Partnership to any such bank or creditor.

10.4 Distributions to the Transferee. The Partnership shall, after written notice of any transfer pursuant to the provisions of this Article X, thereafter pay all further distributions or profits or other compensation by way of income, or return of capital, on account of the Partnership Interest so transferred, to the transferee from such time as such Partnership Interest is transferred to the name of the transferee on the Partnership’s books in accordance with the above provisions.

ARTICLE XI

ADMISSION OF PARTNERS

11.1 Admission of Successor General Partner. A successor General Partner selected pursuant to Section 12.1, or the permitted transferee or assignee of, or successor to, the entire Partnership Interest of the General Partner pursuant to Article X (other than a secured party prior to the foreclosure or other sale of the General Partner’s Partnership Interest as General Partner incident to enforcement of its security interest in the Partnership Interest), shall be admitted to the Partnership as the General Partner. Admission of any such successor, transferee or assignee to the Partnership as General Partner shall be effective immediately prior to the transfer or assignment, or the removal or withdrawal of the General Partner, as the case may be. The withdrawal of the General Partner from the Partnership upon the assignment or transfer of its Partnership Interest as General Partner as provided in Section 10.2, or the removal or withdrawal of the General Partner pursuant to Section 12.1, shall be effective immediately after the transferee, assignee or successor has been admitted as a General Partner. Upon transfer or assignment of the General Partner’s Partnership Interest as General Partner as provided in Section 10.2 and withdrawal of the transferor as General Partner, or the removal or withdrawal of the General Partner and selection or a successor General Partner as provided in Section 12.1, the Partnership shall be reconstituted and the successor, transferee or assignee, as the General Partner, shall continue the business and operations of the Partnership without winding up.

11.2 Admission of Substituted Limited Partner. Any transferee of the Partnership Interest of the Limited Partner permitted pursuant to Section 10.3(a) hereof shall be admitted to the Partnership as a Substituted Limited Partner upon receipt by the General Partner of documents evidencing the transferee’s (a) acceptance of all the terms and conditions of this Agreement, (b) authority to enter into this Agreement, (c) appointment of the General Partner as his attorney in fact to execute any document it may deem necessary or appropriate in connection with the transfer and his admission as a Substituted Limited Partner and a party to this Agreement, and (d) agreement to the consents and waivers contained herein.

11.3 Amendment of this Agreement and Certificate of Limited Partnership. For the admission to the Partnership of any successor General Partner, the General Partner shall take all steps necessary and appropriate to prepare and record or file as soon as practicable an amendment to this Agreement and the Certificate of Limited Partnership.

ARTICLE XII

REMOVAL OR WITHDRAWAL OF GENERAL PARTNER

12.1 Removal of General Partner. The General Partner may be removed by the Limited Partner if and only if there is a nonappealable, final adjudication by a court of competent jurisdiction finding that the General Partner is guilty of fraud, willful malfeasance or gross negligence in the management of the affairs of the Partnership. Any such action by the Limited Partner for removal of the General Partner shall be in writing and shall provide for the election of a successor General Partner. Such removal shall be effective subsequent to the admission of the successor General Partner pursuant to Section 11.1. The right of the Limited Partner to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion of counsel that the removal of the General Partner and the selection of a successor General Partner would not result in the loss of limited liability of the Limited Partner or cause the Partnership to be treated as an association taxable as a corporation for federal income tax purposes.

12.2 Conversions of General Partner Interest. The removal of a General Partner shall cause its General Partner Interest to be converted into a Limited Partnership Interest without any reduction in such Partnership Interest (subject to proportionate dilution by reason of the admission of its successor).

ARTICLE XIII

DISSOLUTION AND LIQUIDATION

13.1 Dissolution. The Partnership shall be dissolved, and its affairs shall be wound up, upon:

(a) the expiration of its term as provided in Section 1.4;

(b) the withdrawal of the General Partner by reason of a permitted transfer or assignment pursuant to Section 10.2;

(c) the removal of the General Partner pursuant to Section 12.1;

(d) an election to dissolve the Partnership by the General Partner which is approved by the Limited Partner; or

(e) any other event that, under the Texas Act, causes its dissolution.

13.2 Continuation of Business of Partnership After Dissolution.

(a) Upon occurrence of an event of dissolution described in Section 13.1(b) or 13.1(c), the Partnership shall be reconstituted and the transferee or assignee of the General Partner’s Partnership Interest as General Partner, or the successor to the General Partner, as the case may be, shall continue the business and operations of the Partnership in accordance with the terms and provisions of this Agreement without winding up.

(b) If dissolution occurs for any other reason the Partners may, by written agreement of all the Partners, elect to reconstitute the Partnership and continue its business on the same terms and conditions set forth herein or such other terms and conditions as shall be agreeable to all Partners. Unless such an election is made within 90 days after dissolution, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is made within 90 days after dissolution:

(i) within such 90-day period a successor General Partner shall be elected by all the Partners;

(ii) the reconstituted Partnership shall continue until the end of the term set forth in Section 1.4 unless earlier dissolved in accordance with this Article XIII;

(iii) if the successor General Partner is not the person who was General Partner immediately prior to dissolution, then the Interest of the succeeded General Partner shall be converted into a limited partnership interest; and

(iv) all necessary steps shall be taken to terminate this Agreement and the Certificate of Limited Partnership and to enter into a new partnership agreement and certificate of limited partnership.

13.3 Liquidation. Upon dissolution of the Partnership, unless the Partnership is continued pursuant to Section 13.2, the General Partner, or if the General Partner has withdrawn in breach of this Agreement or been dissolved or removed a liquidator or liquidating committee selected by the Limited Partner shall be the Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by the Limited Partner. The Liquidator shall agree not to resign without 15 days’ prior written notice and (if other than the General Partner) may be removed at any time, with or without cause, by the Limited Partner. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days be selected by the Limited Partner. The right to appoint a successor or substitute Liquidator in the manner provided herein shall be recurring and continuing for so long as the functions and services of the Liquidator are authorized to continue under the provisions hereof, and every reference herein to the Liquidator shall be deemed to refer also to any such successor or substitute Liquidator. Except as expressly provided in this Article XIII, the Liquidator shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms hereof (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out its duties and functions hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Partnership. The Liquidator shall liquidate the assets of the Partnership, and shall apply and distribute the proceeds of such liquidation, unless otherwise required by mandatory provisions of applicable law, by the end of the taxable year during which the liquidation occurs (or, if later, within 90 days after the date of such liquidation):

(a) first to the payment to creditors of the Partnership, including Partners, in order of priority provided by law; and

(b) then to the Partners, in proportion to and to the extent of the positive balances in their respective Capital Accounts;

provided that the Liquidator may place in escrow a reserve of cash or other assets of the Partnership for contingent liabilities in such amount determined by the Liquidator to be appropriate. If the General Partner’s Capital Account has a deficit balance (after giving effect to all Capital Contributions, distributions and allocations for all taxable years, including the year in which the liquidation occurs), the General Partner shall contribute to the capital of the Partnership the amount necessary to restore such deficit balance to zero at such time and in such manner as to comply with the Allocation Regulations.

13.4 Distribution in Kind.

(a) Notwithstanding the provisions of Section 13.3 which require the liquidation of the assets of the Partnership, but subject to the order of priorities set forth therein, if on dissolution of the Partnership the Liquidator determines that an immediate sale of part or all of the assets of the Partnership would be impractical or would cause undue loss to the Partners, the Liquidator may, in its absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Partnership (other than those to Partners) and may, in its absolute discretion, distribute to the Partners, in lieu of cash, as tenants in common and pursuant to Section 13.3, undivided interests in such Partnership assets as the Liquidator deems not suitable for liquidation.

(b) Any distributions in kind shall be subject to such conditions relating to the disposition and management of such assets as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such assets at such time. The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt.

13.5 Cancellation of Certificate of Limited Partnership. Upon the completion of the distribution of Partnership property as provided in Sections 13.3 and 13.4, the Partnership shall be terminated, and the Liquidator (or the General Partner and Limited Partner if necessary) shall cause the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Texas to be canceled and shall take such other actions as may be necessary to terminate the Partnership.

13.6 Return of Capital. The General Partner shall not be personally liable for the return of the Capital Contribution of the Limited Partner, or any portion thereof. Any such return shall be made solely from Partnership assets.

13.7 Waiver of Partition. Each Partner hereby waives any rights to partition of the Partnership property.

ARTICLE XIV

AMENDMENT OF THIS AGREEMENT

All amendments to this Agreement shall be made in accordance with the requirements set forth in this Article XIV. An amendment to this Agreement may be proposed by the General Partner or the Limited Partner. Any proposed amendment to this Agreement shall be adopted only if approved in writing by both the General Partner and the Limited Partner.

ARTICLE XV

GENERAL PROVISIONS

15.1 Addresses and Notices. Any notice to the Partnership, the General Partner or the Limited Partner shall be deemed given if received by it in writing at the principal office of the Partnership designated pursuant to Section 1.3.

15.2 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their administrators, successors, legal representatives and permitted assigns.

15.3 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

15.4 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Partnership.

15.5 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach or any other covenant, duty, agreement or condition.

15.6 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute one agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart.

15.7 Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Texas.

15.8 Invalidity of Provisions. If any provision of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

IN WITNESS WHEREOF, this Agreement has been duly executed by the General Partner and the Limited Partner as of the date first above written.

APT INTERESTS INC.
As General Partner

By:	/s/ Sam J. Susser
Name:	Sam J. Susser
Title:	Vice Chairman of the Board of Directors

SOUTHGUARD CORPORATION
As Limited Partner

By:	/s/ Sam L. Susser
Name:	Sam L. Susser
Title:	President and CEO